RECEIVED
2007 OCT 31 A 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

5 October 2007

07027680

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of Absa Bank's intention to sell certain non-banking assets used in Absa Internet Access Business as published on the Johannesburg Securities Exchange's News Service (SENS) on Friday, 5 October 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Yours faithfully

dw 11/1

~~J DE~~ KOKER
COMPANY SECRETARY

ABSP AMAGB

ABSP / ASA - Absa / Absa Bank - Announcement Of Absa Bank's Intention To Sell

Certain Non-Banking Assets Used In Its Absa Internet Access Business
ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa)
ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Bank)

ANNOUNCEMENT OF ABSA BANK'S INTENTION TO SELL CERTAIN NON-BANKING ASSETS USED IN ITS ABSA INTERNET ACCESS BUSINESS

Absa Bank has expressed its intention to sell (the Proposed Transaction) certain non-banking assets in its business conducted under the trading name Absa Internet Access (AIA) to Vox Telecom Limited (Vox), through its wholly owned subsidiary, Atlantic Internet Services (Proprietary) Limited.

The Proposed Transaction is subject to the fulfillment of certain conditions precedent by the closing date, being the later of 1 December 2007, or 2 days after all the conditions precedent have been fulfilled.

The Proposed Transaction includes the transfer of the AIA customer contracts. In terms of the Proposed Transaction, Absa Bank will facilitate a smooth migration handover process. The facilitation and support will include the AIA call centre support services whereby Vox and Absa Bank will collectively ensure that the necessary service and support requirements of the AIA customer base are maintained.

Johannesburg
5 October 2007

Enquiries
Alfie Naidoo
Executive director
Tel: (+2711) 350-7300
Fax: (+2711) 350-5238
E-mail: alfien@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Date: 05/10/2007 08:00:01 Produced by the JSE SENS Department.

END